ITEM 77D

The Global Telecommunications Series, a series of the Trust, added disclosure regarding short sales and increased the percentage of net assets that may be invested in short sales up to but not including 20%, as described in the supplement dated May 1, 2001 to the Prospectus of the Trust, as filed with the Securities and Exchange Commission via EDGAR on May 1, 2001. Such description is hereby incorporated by reference.